Precision Drilling Trust
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	March 31,	December 31,
(Stated in thousands of Canadian dollars)	2007	2006

ASSETS
Current assets:
Accounts receivable	$389,398	$354,671
Income tax recoverable	8,362	8,701
Inventory	8,406	9,073
	406,166	372,445
Property, plant and equipment, net of accumulated depreciation	1,138,730	1,107,617
Intangibles, net of accumulated amortization	353	375
Goodwill	280,749	280,749
	$1,825,998	$1,761,186

LIABILITIES AND UNITHOLDERS’ EQUITY
Current liabilities:
Bank indebtedness	$24,656	$36,774
Accounts payable and accrued liabilities	114,135	130,202
Distributions payable	23,894	38,985
	162,685	205,961
Long-term incentive plan payable	20,238	22,699
Long-term debt	147,690	140,880
Future income taxes	191,925	174,571
	522,538	544,111
Unitholders’ equity:
Unitholders’ capital (note 3)	1,412,294	1,412,294
Deficit	(108,834)	(195,219)
	1,303,460	1,217,075
	$1,825,998	$1,761,186
Units outstanding (000’s)	125,758	125,758

Precision Drilling Trust
CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT (UNAUDITED)

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except per unit amounts)	2007	2006

Revenue	$410,542	$536,408
Expenses:
Operating	194,156	242,653
General and administrative	14,555	22,891
Depreciation and amortization	23,484	24,900
Foreign exchange	168	55
	232,363	290,499
Operating earnings	178,179	245,909
Interest:
Long-term debt	2,530	2,911
Other	27	8
Income	(118)	(142)
Earnings before income taxes	175,740	243,132
Income taxes: (note 4)
Current	320	18,364
Future	17,353	585
	17,673	18,949
Net earnings	158,067	224,183
Deficit, beginning of period	(195,219)	(303,284)
Distributions declared	(71,682)	(101,623)
Deficit, end of period	$(108,834)	$(180,724)
Earnings per unit:
Basic and diluted	$1.26	$1.79
Units outstanding (000’s)	125,758	125,461
Weighted average and diluted units outstanding (000’s)	125,758	125,461

Precision Drilling Trust
CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)
	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2007	2006

Cash provided by (used in):
Operations:
Net earnings	$158,067	$224,183
Adjustments and other items not involving cash:
Long-term incentive plan compensation	(2,461)	2,803
Depreciation and amortization	23,484	24,900
Future income taxes	17,353	585
Changes in non-cash working capital balances	(40,145)	(211,531)
	156,298	40,940

Investments:
Purchase of property, plant and equipment	(55,702)	(49,031)
Proceeds on sale of property, plant and equipment	1,128	8,164
Changes in non-cash working capital balances	(9,643)	5,252
	(64,217)	(35,615)
Financing:
Distributions paid	(86,773)	(104,383)
Increase in long-term debt	6,810	127,764
Changes in non-cash working capital balances	–	(22,060)
Change in bank indebtedness	(12,118)	(6,646)
	(92,081)	(5,325)
Change in cash and cash equivalents	–	–
Cash and cash equivalents, beginning of period	–	–
Cash and cash equivalents, end of period	$–	$–

Precision Drilling Trust
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Tabular amounts are stated in thousands of Canadian dollars except unit numbers)

NOTE 1.  BASIS OF PRESENTATION AND ACCOUNTING POLICIES

These interim financial statements for Precision Drilling Trust (the "Trust") were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Trust’s consolidated audited financial statements for the year ended December 31, 2006 except as noted below. These interim financial statements conform in all material respects to the requirements of generally accepted accounting principles in Canada for annual financial statements with the exception of certain note disclosures regarding balance sheet items and transactions occurring prior to the current reporting period. As a result, these interim financial statements should be read in conjunction with the Trust’s consolidated audited financial statements for the year ended December 31, 2006.

Effective January 1, 2007 the Trust adopted new accounting standards issued by the Canadian Institute of Chartered Accountants. The standards regarding the disclosure of comprehensive income (Sections 1530 and 3251) require a statement of comprehensive income, which is comprised of net earnings and other comprehensive income. The Trust does not have any amounts that would be included in comprehensive income, therefore, comprehensive income is equivalent to net earnings and no statement of comprehensive income is presented. The adoption of the standards relating to the recognition, measurement, disclosure and presentation of financial instruments (Section 3855 and 3861), and hedge accounting (Section 3865) did not have a material impact on these consolidated financial statements.

New Canadian accounting standards relating to the disclosure of financial instruments and capital have been issued. The new standards have not yet been applied by the Trust. The application of these standards will result in additional disclosure when they become effective for the fiscal period commencing January 1, 2008.

Certain of the prior period’s comparative figures have been reclassified to conform to the current year’s presentation.

NOTE 2.  SEASONALITY OF OPERATIONS

The majority of the Trust’s operations are carried on in Canada. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring break-up" has a direct impact on the Trust’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally the Trust’s slowest time.

NOTE 3.  UNITHOLDERS’ CAPITAL

(a) Authorized - unlimited number of voting Trust units
- unlimited number of voting exchangeable LP units
(b) Units issued:

Trust units	Number	Amount

Balance, December 31, 2006	125,536,329	$1,409,828
Issued on retraction of exchangeable LP units	35,045	390
Balance March 31, 2007	125,571,374	$1,410,218

Exchangeable LP units	Number	Amount

Balance, December 31, 2006	221,595	$2,466
Redeemed on retraction of exchangeable LP units	(35,045)	(390)
Balance March 31, 2007	186,550	$2,076

Summary	Number	Amount

Trust units	125,571,374	$1,410,218
Exchangeable LP units	186,550	2,076
Unitholders’ capital	125,757,924	$1,412,294

NOTE 4. INCOME TAXES

The Trust incurs taxes to the extent that there are certain provincial capital taxes, as well as taxes on any taxable income, of its underlying subsidiaries. Future income taxes arise from the differences between the accounting and tax basis of the underlying subsidiary’s assets and liabilities.

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates. A reconciliation of the difference at March 31 is as follows:

	2007	2006

Earnings before income taxes	$175,740	$243,132
Federal and provincial statutory rates	33%	34%
Tax at statutory rates	$57,994	$82,665
Adjusted for the effect of:
Non-deductible expenses	554	266
Income to be distributed to unitholders, not subject to tax in the Trust	(41,166)	(64,968)
Other	291	986
Income tax expense	$17,673	$18,949
Effective income tax rate	10%	8%

NOTE 5. SEGMENTED INFORMATION

The Trust operates primarily in Canada, in two segments: Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, camp and catering services and manufacture, sale, and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, wastewater treatment units, and oilfield equipment rental.

Three months ended March 31, 2007	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$280,895	$133,206	–	($3,559)	$410,542
Operating earnings	132,735	51,815	(6,371)	–	178,179
Depreciation and amortization	12,610	9,983	891	–	23,484
Total assets	1,278,902	518,047	29,049	–	1,825,998
Goodwil	172,440	108,309	–	–	280,749
Capital expenditures	49,896	5,444	362	–	55,702

Three months ended March 31, 2006	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$384,162	$156,638	$–	($4,392)	$536,408
Operating earnings	193,683	63,787	(11,561)	–	245,909
Depreciation and amortization	13,526	10,286	1,088	–	24,900
Total assets	1,268,052	517,397	46,635	–	1,832,084
Goodwill	172,440	94,387	–	–	266,827
Capital expenditures	41,785	6,972	274	–	49,031